Filed by Delta Air Lines, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company: Northwest Airlines Corporation
Commission File No.: 1-15285

CONTACTS:

Corporate Communications
404-715-2554

Investor Relations
404-715-2170

Delta Air Lines’ Board of Directors Announces Date of Special Meeting for Stockholder Vote on Merger with Northwest Airlines

ATLANTA, July 11, 2008 – Delta Air Lines (NYSE: DAL) will hold a special meeting of stockholders on  Sept. 25, 2008 in Atlanta for stockholders to vote on the issuance of Delta common stock to Northwest stockholders in the merger of the airlines and on an amendment to the Delta 2007 Performance Compensation Plan, a broad-based employee compensation program. The meeting will be held at 2 p.m. EDT at the Georgia International Convention Center located at 2000 Convention Center Concourse, College Park, Ga. 30337.
The record date for determining stockholders entitled to notice of, and to vote at, the special meeting will be the close of business on July 29, 2008.
Delta in April announced that it is combining with Northwest in an all-stock transaction to create America’s premier global airline. The new company will be called Delta and will be headquartered in Atlanta. Combined, the company and its regional partners will provide customers access to more than 390 destinations in 67 countries. Together, Delta and Northwest will have more than $35 billion in aggregate annual revenues, operate a mainline fleet of nearly 800 aircraft, employ approximately 75,000 people worldwide, and have one of the strongest balance sheets in the industry. The merger is subject to the approval of Delta and Northwest stockholders and regulatory approvals, which are expected to be completed later this year.
Delta Air Lines operates service to more worldwide destinations than any airline with Delta and Delta Connection flights to 327 destinations in 62 countries. Delta has added more international capacity than any major U.S. airline during the last two years and is the leader across the Atlantic with flights to 44 trans-Atlantic markets. To Latin America and the Caribbean, Delta offers 609 weekly flights to 62 destinations. Delta's marketing alliances also allow customers to earn and redeem SkyMiles on more than 16,000 flights offered by SkyTeam and other partners. Delta is a founding member of SkyTeam, a global airline alliance that provides customers with extensive worldwide destinations, flights and services. Including its SkyTeam and worldwide codeshare partners, Delta offers flights to 499 worldwide destinations in 105 countries. Customers can check in for flights, print boarding passes and check flight status at delta.com.

Forward-looking Statements

This press release includes “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.  Words such as “expect,’ “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Delta's and Northwest’s expectations with respect to the synergies, costs and charges, capitalization and anticipated financial impacts of the merger transaction and related transactions; approval of the merger transaction and related transactions by stockholders;  the satisfaction of the closing conditions to the merger transaction and related transactions; and the timing of the completion of the merger transaction and related transactions.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside our control and difficult to predict.  Factors that may cause such differences include, but are not limited to, the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, due to, among other things, (1) the airline pricing environment; (2) competitive actions taken by other airlines; (3) general economic conditions; (4) changes in jet fuel prices; (5) actions taken or conditions imposed by the United States and foreign governments; (6) the willingness of customers to travel; (7) difficulties in integrating the operations of the two airlines; (8) the impact of labor relations; and (9) fluctuations in foreign currency exchange rates.  Other factors include the possibility that the merger does not close, including due to the failure to receive required stockholder or regulatory approvals, or the failure of other closing conditions.

Delta cautions that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Delta’s and Northwest’s most recently filed Forms 10-K.  All subsequent written and oral forward-looking statements concerning Delta, Northwest, the merger, the related transactions  or other matters and attributable to Delta or Northwest or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Delta and Northwest do not undertake any obligation to update any forward-looking statement, whether written or oral, relating to the matters discussed in this news release.

Additional Information About the Merger and Where to Find It

In connection with the proposed merger, Delta filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 that includes a preliminary joint proxy statement of Delta and Northwest that also constitutes a prospectus of Delta.  At the appropriate time, Delta and Northwest will mail the final joint proxy statement/prospectus to their stockholders.  Delta and Northwest urge investors and security holders to read the final joint proxy statement/prospectus regarding the proposed merger when it becomes available because it will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from Delta’s website (www.delta.com) under the tab “About Delta” and then under the heading “Investor Relations” and then under the item “SEC Filings.” You may also obtain these documents, free of charge, from Northwest’s website (www.nwa.com) under the tab “About Northwest” and then under the heading “Investor Relations” and then under the item “SEC Filings and Section 16 Filings.”

Delta, Northwest and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from Delta and Northwest stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of Delta and Northwest stockholders in connection with the proposed merger will be set forth in the proxy statement/prospectus when it is filed with the SEC. You can find information about Delta’s executive officers and directors in its definitive proxy statement filed with the SEC on April 25, 2008 related to Delta’s 2008 Annual Meeting of Stockholders. You can find information about Northwest’s executive officers and directors in its Amendment to its Annual Report on Form 10-K filed with the SEC on April 29, 2008.  You can obtain free copies of these documents from Delta and Northwest using the contact information above.

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